Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

November 21, 2014

Via EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:
Lifeway Foods, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013 Filed October 3, 2014

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended
June 30, 2014 Filed October 3, 2014

Response Letter Dated October 3, 2014

File No. 000-17363

Dear Mr. Schwall:

Lifeway Foods, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated November 7, 2014 (the “Staff Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014 and the Response Letter from the Company dated October 3, 2014. The Staff Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company would provide a response. During the time period to respond several key employees of the Company and the accounting firm and law firm who are assisting in preparing responses to the comments contained in the Staff Comment Letter were simultaneously working on the Company’s Form 10-Q for the period ended September 30, 2014 which hampered our ability to respond within the time period requested in your letter. As discussed with Parhaum J. Hamidi, the Company respectfully requests an extension until Tuesday, December 9, 2014 to respond to the Staff Comment Letter.

Thank you for your consideration of our request. If you have any questions, or if you require additional information, regarding the foregoing, please contact me at (347) 915-0118.

Sincerely,

/s/ Edward Smolyansky
Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer